Securities and Exchange Commission
Washington, D.C. 20549
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In the Matter of
SELF STORAGE GROUP, INC.
11 Hanover Square
12th Floor
New York, NY 10005

File No. 811-08025
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Amendment No. 1 to the Application Pursuant to Section 8(f) of
The Investment Company Act of 1940 for an Order Declaring
That Applicant has Ceased to be an Investment Company

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Communications regarding this Application
should be addressed to:

John F. Ramirez, Esq.
General Counsel
Self Storage Group, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005
1-212-785-0900, extension 208

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

Self Storage Group, Inc. (“Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.

II.	BACKGROUND

Applicant is currently a registered, non-diversified, closed-end management investment company.  Applicant was incorporated on December 12, 1996 under the laws of the state of Maryland, and from that date through the date of this Application, Applicant has been a corporation duly qualified and in good standing in that state.

From September 1, 1983 to February 7, 1997, Applicant was a diversified series of shares of Bull & Bear Incorporated, an open-end management investment company. On January 23, 1997, Applicant (formerly known as Global Income Fund, Inc.) filed a Form N-8A Notification of Registration pursuant to Section 8(a) of the Act, registering Applicant as an investment company thereunder, and a Registration Statement on Form N-2 for closed-end investment companies.  Applicant commenced operations as a closed-end management investment company on February 7, 1997.  Applicant’s fiscal/taxable year ends December 31.

Applicant is currently authorized to issue twenty million (20,000,000) shares of common stock, with a par value of ($.01) per share. As of June 30, 2014, 7,416,766 shares of common stock of Applicant were outstanding.  These shares are quoted over the counter with Pink OTC Markets Inc. under the ticker symbol “SELF” and are held by 34 stockholders of record, as of June 30, 2014.  In connection with the adoption of a stockholder rights plan, Applicant’s Board of Directors (the “Board”) declared a special dividend distribution of one non-transferrable right for each outstanding share of Applicant’s common stock, par value $.01 per share, to stockholders of record at the close of business on August 1, 2014. Each right entitles the registered holder to purchase from Applicant one share of its common stock, par value $.01 per share, subject to adjustment.  The rights will expire on November 28, 2014 unless earlier redeemed or exchanged by Applicant.  Applicant does not have any other securities outstanding.

Prior to 2012, Applicant operated as a non-diversified management investment company with a primary investment objective to provide stockholders with a high level of income, with capital appreciation as a secondary objective.  At a special meeting of stockholders held on December 15, 2011 and adjourned to February 29, 2012 (the “Special Meeting”), Applicant’s stockholders approved a proposal to change Applicant’s business from an investment company investing primarily in closed-end funds that invest significantly in income producing securities and a global portfolio of investment grade fixed income securities to an operating company that would own, operate, manage, acquire, develop and redevelop professionally managed self storage facilities and would seek to qualify as a real estate investment trust (“REIT”) for federal tax purposes (the “Business Proposal”).  A professionally managed self storage facility refers to a type of real property that offers storage space rental, generally on a month-to-month basis, for personal or business use. Applicant’s self storage facilities are managed by a professional staff with significant experience in managing and operating self storage facilities. Applicant has hired, and intends to continue to hire, qualified personnel with significant experience in managing and operating self storage facilities to manage Applicant’s properties. By doing so, Applicant seeks to differentiate itself from others in the self storage industry, which is predominantly fragmented with non-professional ownership. Applicant manages and operates each of its self storage facilities described below using its own personnel and does not intend to retain third party management for any of its self storage facilities.

Following stockholder approval of the Business Proposal, Applicant’s management has implemented the Business Proposal by terminating its investment management agreement, purchasing real property self storage facilities through wholly owned subsidiaries, and engaging in a strategy to convert from an investment company to an operating company.  As a result of these efforts, Applicant is and holds itself out as being engaged primarily in the business of owning and operating self storage facilities and believes that it no longer qualifies as an “investment company” within the meaning of the Act.

Applicant is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.

III.	ACTION REGARDING DEREGISTRATION

A.	Historical Development

As discussed above, Applicant was incorporated in Maryland in 1996 and is registered under the Act as a closed-end, non-diversified management investment company.  Applicant’s investment objective is to provide stockholders with a high level of income, with capital appreciation as a secondary objective.  Once Applicant’s application for deregistration becomes effective, it will no longer be a closed-end, non-diversified management investment company subject to its current investment objectives.

Applicant used to pursue its investment objectives by investing primarily in closed-end funds that invest significantly in income producing securities and a global portfolio of investment grade fixed income securities.  In December 2009, a special committee (“Special Committee”) of the Board began to consider the Business Proposal.  Between December 2009 and September 2011, the Special Committee reviewed, among other things, materials prepared by the current and proposed new management of Applicant and engaged two independent experts to assist with the evaluation of the Business Proposal.  Subsequently, on September 29, 2011, the Special Committee reported to the Board its findings and the Board unanimously approved the Business Proposal and determined to submit it to stockholders for approval.

On or about November 9, 2011, Applicant mailed to existing stockholders its Proxy Statement for a Special Meeting of Shareholders (the “Proxy Statement”) to be held on December 15, 2011 (the “Special Meeting”) soliciting stockholder approval of the Business Proposal.1  The Proxy Statement stated that if the Business Proposal was approved, Applicant would, among other things, (i) change its fundamental investment restrictions to permit it to pursue its new business; (ii) sell all assets in its portfolio that are not “Real Estate Assets” (defined under the Internal Revenue Code as real property, interests in REITs, interests in mortgages on real property, and other investments in the real estate investment, service and related industries) and acquire Real Estate Assets in seeking to qualify for treatment as a REIT for federal tax purposes; (iii) terminate Applicant’s investment management agreement (the “Investment Management Agreement”) with its investment manager, CEF Advisers, Inc. (the “Investment Manager”), and become internally managed by its newly appointed executive officers and other new employees or agents; (iv) seek to list its common stock on NASDAQ Capital Market (“NASDAQ”) and change its name to “Self Storage Group, Inc.”; and (v) deregister as an investment company when less than 40% of the value of its total assets (exclusive of Government securities and cash) constitutes “investment securities” (as defined in Section 3(a) of the Act) (“Investment Securities”). A copy of the Proxy Statement for the Special Meeting can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123511000029/gifddef14a2011.htm and is incorporated herein by reference.

          The Proxy Statement also included a proposal to amend Applicant’s Articles of Incorporation to impose certain limits and restrictions on ownership and transferability relating to Applicant’s capital stock in order to help comply with certain federal tax requirements applicable to REITs (the “Charter Proposal”).  Although insufficient stockholder votes were cast to approve the Charter Proposal, Applicant was able to qualify for treatment as a REIT in 2013.

As noted above, under the Business Proposal, Applicant is permitted to invest in “Real Estate Assets,” which, in addition to real property, include interests in REITs, interests in mortgages on real property, and other investments in the real estate investment, service and related industries, some or all of which may be considered Investment Securities within the meaning of Section 3(a)(2) of the Act.   However, Applicant intends to invest primarily in real property self storage facilities and will limit its investments in other Real Estate Assets so as to avoid classification as an investment company under the Act.  Currently, the Real Estate Assets in which Applicant invests consist of real property self storage facilities and publicly traded REITs. As of June 30, 2014, real property self storage facilities held through its wholly owned subsidiaries represented, at value, approximately 79% of Applicant’s total assets, and interests in Investment Securities, which primarily consisted of publicly traded REITs, represented, at value, approximately 21% of Applicant’s total assets. Over time, Applicant expects to divest its remaining publicly traded REIT holdings and use the proceeds to acquire and operate additional self storage facilities.

The Proxy Statement set forth certain consequences to existing stockholders associated with the approval of the Business Proposal, including the fact that, after deregistering as a registered investment company, Applicant’s stockholders would not be afforded certain regulatory protections under the Act, including those that require:  restrictions on borrowing and issuing senior securities; prohibition of certain transactions with affiliates; filing of a registration statement containing fundamental investment policies and seeking stockholder approval of changes to such policies; conforming its dividend distributions and share repurchases to certain rules; every share of common stock Applicant issues to be voting stock with voting rights equal to those of every other outstanding voting stock; banks or broker dealers to maintain custody of assets; and fidelity bonding.  However, the Proxy Statement noted that, as an operating company, Applicant would be subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to file an annual report on Form 10-K and quarterly reports on Form 10-Q, each of which requires the filing of full financial statements, and current reports on Form 8-K.  Further, the Proxy Statement stated that, if Applicant’s common stock is listed on NASDAQ, stockholders would also have the benefit of the regulatory protections provided by the NASDAQ corporate governance requirements, including those that require that a majority of the directors be “independent directors” (as defined under the NASDAQ rules), director nominations and the compensation of all of Applicant’s executive officers, including its chief executive officer, be subject to independent director approval, and that Applicant hold an annual meeting of stockholders no later than one year after its first fiscal year-end following listing.

At the Special Meeting, Applicant’s stockholders approved the Business Proposal.  Accordingly, Applicant’s management commenced seeking acquisition opportunities in real property self storage facilities consistent with its implementation of the Business Proposal.  Those efforts have resulted in Applicant’s assets being concentrated in the following wholly owned subsidiaries as of December 31, 2013 and June 30, 2014, respectively, all of which own and operate real property self storage facilities:  SSG Sadsbury LLC (formerly Self Storage Group I LLC) (“SSG Sadsbury”), SSG Rochester LLC (formerly Self Storage Group II LLC) (“SSG Rochester”), SSG Bolingbrook LLC (“SSG Bolingbrook”), SSG Dolton LLC (“SSG Dolton”), SSG Merrillville LLC (“SSG Merrillville”), SSG Summerville I LLC (“SSG Summerville I”), and SSG Summerville II LLC (“SSG Summerville II”).  None of Applicant’s wholly owned subsidiaries is an “investment company” as defined in section 3(a) of the Act or is relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the Act.

Applicant’s annual report for the year ended December 31, 2013, which can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123514000004/selfncsrmar2014.htm, reflects that these wholly owned subsidiaries comprised, at value, approximately 78% and 81% of Applicant’s total and net assets, respectively, on a combined basis, as of December 31, 2013.  Applicant’s semi-annual report for the six months ended June 30, 2014, which can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123514000025/selfncsrsaug2014.htm,  reflects that these wholly owned subsidiaries comprised, at value, approximately 79% and 80% of Applicant’s total and net assets, respectively, on a combined basis, as of June 30, 2014.  Applicant’s references in this Application to its “combined” or “consolidated” assets or income include all of Applicant’s assets or income, including the assets and income of its wholly owned subsidiaries.

As of December 31, 2013, the value and cost of Applicant’s holdings in its wholly owned subsidiaries engaged in self storage operations were $27,434,500 and $26,975,000, respectively.  As of June 30, 2014, the value and cost of Applicant’s holdings in its wholly owned subsidiaries engaged in self storage operations were $28,475,000 and $27,075,000, respectively.  On August 30, 2013, Applicant announced that it will publish its net asset value as of the end of each calendar quarter. Additionally, Applicant qualified for treatment as a REIT for federal tax purposes in fiscal year 2013.

Each of the foregoing actions is consistent with Applicant’s pronounced intention of converting from an investment company to an operating company.  Thus, although Applicant may historically have operated as an investment company, Applicant has obtained consent of its stockholders to, and has subsequently accomplished, a change in the nature of its business such that it should no longer be registered as an investment company under the Act.

B.	Public Representations of Policy

Since stockholders approved the Business Proposal, Applicant has consistently represented that it is primarily engaged in the business of owning, operating, managing, acquiring, developing, and redeveloping professionally managed self storage facilities.  While Applicant is required under the Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to stockholders and press releases have indicated that Applicant is implementing the Business Proposal pursuant to representations in the Proxy Statement by seeking acquisition opportunities in real property self storage facilities.  Similarly, Applicant’s website, www.selfstoragegroupinc.com, represents that stockholders approved the Business Proposal and includes information about Applicant’s top ten holdings, all of which are either indirect acquisitions of real property self storage facilities through Applicant’s wholly owned subsidiaries or interests in publicly traded REITs.  Further, in connection with approving the Business Proposal, stockholders approved Applicant’s change of corporate name to “Self Storage Group, Inc.” to reflect its new strategy and, in the event of deregistration, to avoid any potential that it would be perceived to be an investment company by virtue of the words “Global Income Fund” being included in its name.  Applicant changed its name to Self Storage Group, Inc., effective November 15, 2013. Upon deregistration, Applicant will issue a press release to stockholders indicating that it is an operating company and cease indicating in its financial statements that it is a registered investment company.

C.	Activities of Directors, Officers and Employees

The primary activities of Applicant’s directors, officers, and employees, like Applicant’s historical development and public representations, indicate that Applicant has ceased to be an investment company.  On June 15, 2012, in accordance with the implementation of the Business Proposal, the Board approved the termination of Applicant’s Investment Management Agreement and Applicant became internally managed by its officers and employees.  Specifically, since the termination of Applicant’s Investment Management Agreement with its Investment Manager, Applicant’s strategy and operations have been internally managed by Mark C. Winmill, Applicant’s President, with the assistance of Applicant’s other officers and employees, and oversight by Applicant’s Board.  In his capacity as Applicant’s President, Mr. Winmill manages all aspects of Applicant’s self storage facility businesses and has devoted significant time to Applicant’s self storage facility businesses in connection with the formation of business objectives and strategies, identification of potential acquisition targets, development of project plans, retention of employees, establishment of compensation and compensation incentives, negotiation and closing of property acquisitions, obtaining zoning approvals, overseeing construction, and development of leasing and tenant acquisition strategies.  Mr. Winmill also is engaged primarily in fulfilling management responsibilities for Applicant and its wholly owned subsidiaries.  Applicant’s other officers, including Applicant’s Chief Financial Officer and General Counsel, assist Mr. Winmill in acquiring, developing, managing, and operating Applicant’s self storage facility businesses. Applicant’s officers report to the Board on a periodic basis, but no less frequently than quarterly. The Board monitors Applicant’s progress with regard to, among other things, the implementation of the Business Proposal and has general oversight responsibilities with respect to Applicant’s activities. The activities of Mr. Winmill and Applicant’s other officers, together with Applicant’s decision to terminate the Investment Management Agreement with its Investment Manager and thereafter operate on an internally managed basis, indicate that Applicant no longer operates as an investment company, but rather, is engaged in the business of owning, operating, managing, acquiring, developing, and redeveloping professionally managed self storage facilities through its wholly owned subsidiaries.

D.	Applicant’s Present Assets

As of December 31, 2013 and June 30, 2014, respectively, Applicant’s assets were comprised of its wholly owned subsidiaries, holdings of Investment Securities, and cash items.2  Specifically, as of December 31, 2013 and June 30, 2014, in aggregate, Applicant’s wholly owned subsidiaries represented approximately 78% and 80%,3 respectively, of Applicant’s total assets measured at fair value on an unconsolidated basis (exclusive of Government securities and cash items), and each of Applicant’s wholly owned subsidiaries held at least 90% of its assets in direct investments in real property self storage facilities.4  Also, as of December 31, 2013 and June 30, 2014, respectively, Applicant’s holdings of Investment Securities represented approximately 20% and 22%, and cash items represented approximately 2% and less than 1% of Applicant’s total assets on an unconsolidated basis.  As of December 31, 2013 and June 30, 2014, respectively, Applicant’s time deposit, which is included as a cash item, represented approximately 2% and less than 1% of Applicant’s total assets on an unconsolidated basis.

Applicant’s Annual Report for the year ended December 31, 2013, as filed with the Commission on March 11, 2014, can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123514000004/selfncsrmar2014.htm.   Applicant’s Semi-Annual Report for the six months ended June 30, 2014, as filed with the Commission on September 8, 2014, can be found at http://www.sec.gov/Archives/edgar/data/1031235/000103123514000025/selfncsrsaug2014.htm.  All of Applicant’s assets have been valued in accordance with Section 2(a)(41) of the Act.  The nature of Applicant’s assets suggests it should no longer be registered as an investment company under the Act.

       Cash items include accounts receivable, pre-paid items, a checking account balance, and a time deposit. Pre-paid items consist of an insurance deposit and premium.

3          As of December 31, 2013, SSG Sadsbury,  SSG Rochester, SSG Bolingbrook, SSG Merrillville, SSG Dolton, SSG Summerville I, and SSG Summerville II represented approximately 12%, 11%, 16%, 14%, 15%, 7%, and 4%, respectively, of Applicant’s total assets measured at fair value on an unconsolidated basis (exclusive of Government securities and cash items).
As of June 30, 2014, SSG Sadsbury,  SSG Rochester, SSG Bolingbrook, SSG Merrillville, SSG Dolton, SSG Summerville I, and SSG Summerville II represented approximately 13%, 13%, 16%, 13%, 14%, 6%, and 4%, respectively, of Applicant’s total assets measured at fair value on an unconsolidated basis (exclusive of Government securities and cash items).

4          As of December 31, 2013, SSG Sadsbury’s assets were approximately 91% in a 480-unit self storage facility in Sadsburyville, Pennsylvania, 4% cash, less than 1% accounts receivable-trade, and 5% intercompany receivables, pre-paid items, and other assets.  SSG Rochester’s assets were approximately 96% in a 649-unit self storage facility in Rochester, New York, 2% cash, and approximately 2% accounts receivable-trade,  pre-paid items, and other assets.  SSG Bolingbrook’s assets were approximately 94% in a 597-unit self storage facility in Bolingbrook, Illinois, 5% cash, and approximately 1% accounts receivable-trade, pre-paid items,  and other assets.  SSG Merrillville’s assets were approximately 94% in a 506-unit self storage facility in Merrillville, Indiana, 5% cash, and approximately 1% accounts receivable-trade, pre-paid items,  and other assets.  SSG Dolton’s assets were approximately 94% in a 651-unit self storage facility in Dolton, Illinois, 5% cash, and approximately1% accounts receivable-trade, pre-paid items, and other assets.  SSG Summerville I’s assets were approximately 93% in a 559-unit self storage facility in Summerville, South Carolina, 6% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.  SSG Summerville II’s assets were approximately 93% in a 236-unit self storage facility in Summerville, South Carolina, 5% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.
As of June 30, 2104, SSG Sadsbury’s assets were approximately 96% in a 480-unit self storage facility in Sadsburyville, Pennsylvania, 2% cash, less than 1% accounts receivable-trade, and 2% intercompany receivables, pre-paid items, and other assets.  SSG Rochester’s assets were approximately 95% in a 649-unit self storage facility in Rochester, New York, 4% cash, and approximately 1% accounts receivable-trade,  pre-paid items, and other assets.  SSG Bolingbrook’s assets were approximately 98% in a 597-unit self storage facility in Bolingbrook, Illinois, 1% cash, and approximately 1% accounts receivable-trade, pre-paid items,  and other assets.  SSG Merrillville’s assets were approximately 98% in a 506-unit self storage facility in Merrillville, Indiana, 1% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.  SSG Dolton’s assets were approximately 98% in a 651-unit self storage facility in Dolton, Illinois, 1% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.  SSG Summerville I’s assets were approximately 98% in a 559-unit self storage facility in Summerville, South Carolina, 1% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.  SSG Summerville II’s assets were approximately 97% in a 236-unit self storage facility in Summerville, South Carolina, 2% cash, and approximately 1% accounts receivable-trade, pre-paid items, and other assets.

E.	Applicant’s Present Income

During fiscal 2013, Applicant’s wholly owned subsidiaries commenced operations, except for SSG Sadsbury and SSG Rochester, each of which commenced operations in December 2012. During this initial startup period, no distributions were paid by the subsidiaries and Applicant derived virtually all of its gross income from dividends paid by, and realized gains from dispositions of shares of, publicly traded REITs, and less than 1% from its cash items.  For the year ended December 31, 2013, Applicant received interest and dividends of $452,898 from its holdings of Investment Securities and a time deposit.  For the six months ended June 30, 2014, Applicant received dividends of $1,425,000 from its wholly owned subsidiaries engaged in the operation of self storage facilities and interest and dividends of $140,404 from its holdings of Investment Securities and a time deposit. Further, for the six months ended June 30, 2014, on a consolidated basis, Applicant derived approximately 83% of its gross income from its operation of self storage facilities, approximately 11% from realized gains from divestment of its holdings of Investment Securities, approximately 6% from dividends paid by its holdings of Investment Securities, and less than 1% from its cash items.

Applicant expects to continue to earn a majority of its gross income from its self storage facility operations as its current self storage facility operations continue to develop and as it makes additional self storage facility acquisitions. Further, Applicant expects its income from Investment Securities and the time deposit to continue to decrease as it continues to divest its holdings of Investment Securities.  Applicant anticipates currently that, for fiscal 2014, on a consolidated basis, it will derive approximately 63% of its gross income from its operation of self storage facilities, approximately 34% from realized gains from divestment of its holdings of Investment Securities, approximately 3% from dividends paid by its holdings of Investment Securities, and less than 1% from its cash items.

No subsidiary of Applicant derives any of its gross income from securities. As of June 30, 2014, Applicant’s wholly owned subsidiaries, in aggregate, were generating approximately $309,000 monthly gross rental income ($78,000 on a net income basis).5 Further, Applicant’s management is actively reviewing a number of other self storage facility development and acquisition opportunities.

Applicant presently earns a majority of its gross income from its self storage facility operations. Accordingly, the sources of Applicant’s present income suggest that it should no longer be registered as an investment company under the Act.

IV.	FEDERAL TAX CONSIDERATIONS

It is anticipated that deregistration will have no unfavorable tax consequences to Applicant or its stockholders.  As a registered investment company, Applicant filed its federal income tax returns for its taxable years 1997-2012 on the basis that it qualified to be taxed as a “regulated investment company” (“RIC”), as that term is defined in the applicable provision of the Internal Revenue Code of 1986, as amended (the “Code”).

In order to qualify for REIT tax treatment, Applicant, among other things, had to satisfy certain REIT asset and income requirements under by the Code. For its taxable year ended December 31, 2013, Applicant satisfied all of those requirements and qualified to be taxed as a REIT (i.e., a “real estate investment trust” as that term is defined in the applicable provision of the Code).

Qualification for REIT tax treatment in 2013 (and RIC tax treatment through 2012) provided Applicant and its stockholders with certain favorable tax consequences.  In particular, Applicant was not taxed at the corporate level, either as a RIC or a REIT, on its net income and net realized gains that it distributed to its stockholders.

Applicant qualified as a REIT, but did not qualify as a RIC, in 2013 due to the nature of its assets and income, and it intends to continue to qualify for “pass-through” tax treatment.  Accordingly, there is no longer a federal income tax reason for Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable federal income tax consequences to Applicant or its stockholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

5          As of June 30, 2014, SSG Sadsbury, SSG Rochester, SSG Bolingbrook, SSG Merrillville, SSG Dolton, SSG Summerville I, and SSG Summerville II were generating approximately $46,000, $63,000, $55,000, $48,000, $52,000, $28,000 and $17,000 per month in gross rental income, respectively.

V.	APPLICABLE STATUTORY PROVISIONS

Since Applicant no longer is, proposes, or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire Investment Securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis as contemplated by Section 3(a)(1)(C) of the Act, Applicant has ceased to be an investment company within the meaning of Section 3 of the Act.  Accordingly, Applicant hereby requests that the Commission issue an order pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company.

A.	Applicant is Not a Section 3(a)(1)(A) Investment Company

Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “ ‘investment company’ means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A):  (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income.  While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A). 6

Each of the five factors as they relate to Applicant and its wholly owned subsidiaries is discussed above in Section III of this Application. With respect to factors (i) and (ii), Applicant has clearly and consistently indicated to the public and its stockholders its intention to become an operating company and cease being a registered investment company and continues to do so with each public financial report and press release and its website. With respect to factor (iii), Mr. Winmill and Applicant’s other officers spend substantially all of the time that they devote to Applicant’s business on (a) overseeing and guiding the management of its wholly owned subsidiaries’ self storage facilities and (b) conducting strategic review of Applicant’s lines of business in order to determine if these units are appropriately structured to implement Applicant’s objectives.  Mr. Winmill and Applicant’s other officers spend no time engaged in investing and reinvesting Applicant’s assets in Investment Securities other than to continue to divest Applicant’s holdings of Investment Securities.  Likewise, Applicant’s Board has shifted its focus from oversight of a company engaged in the business of investing and reinvesting in securities to oversight of a company engaged in the business of owning and operating real property self storage facilities.

With respect to factors (iv) and (v), less than 40% of the value of Applicant’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis are invested in Investment Securities and less than 40% of Applicant’s income is derived from Investment Securities.  As previously noted, Applicant’s income is primarily from its self storage facility operations.  Further, Applicant’s management is actively reviewing a number of other self storage facility development and acquisition opportunities and anticipates additional transactions in the future.

6           Tonopah Mining Company Co., supra note 2; Certain Prima Facie Inv. Companies, Inv. Co. Act Release No. 10937, [1979-1980] Fed. Sec. L. Rep. (CCH) ¶ 82,465, n.24 (Nov. 13, 1979).

Applicant acknowledges that Section 3(a)(1)(A) speaks in terms of “securities” rather than “investment securities,” and that if Applicant’s principal business were, for example, operating a Government securities fund, Applicant would be an investment company regardless of the amount of its self storage facility operations.  In this case, however, Applicant’s primary business is in the real estate industry, and its business risks relate primarily to Applicant’s self storage facility operations.  Applicant’s remaining assets held in Investment Securities and the time deposit are awaiting deployment in its self storage facility business strategy.  Applicant’s business strategy requires significant management time and effort to research, plan, acquire, and prepare the development of self storage facilities.  To implement this long-term strategy, Applicant requires current liquidity for salaries, general and administrative expenses, etc. and consequently holds for these purposes a time deposit, rather than cash.

Since Applicant does not presently hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act.  We also note that the Commission previously has granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.7

B.	Applicant is Not a Section 3(a)(1)(C) Investment Company

Applicant no longer is an investment company as defined in Section 3(a)(1)(C) of the Act.  Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Section 3(a)(2) provides, in pertinent part, that “[a]s used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

Section 3(b)(1) of the Act provides that “[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title:  (1) Any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Further, Rule 3a-1 under the Act states that “[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; Provided, That: (a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:  (1) Government securities; (2) Securities issued by employees' securities companies; (3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and (4) Securities issued by companies: (i) Which are controlled primarily by such issuer; (ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) Which are not investment companies; (b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and (c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

7          In the Matter of Madison Fund, Inc., Inv. Co. Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

Applicant is, and holds itself out as being engaged primarily, through its wholly owned subsidiaries, in the business of owning and operating self storage facilities. Applicant is not, and is not holding itself out as being engaged primarily, and is not proposing to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. Further, as of June 30, 2014, no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of Applicant’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of Applicant’s net income after taxes (for the last four fiscal quarters combined) was derived from, securities other than securities issued by companies (i) which are wholly owned by Applicant; (ii) through which Applicant engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies. Pursuant to Rule 3a-1(c) under the Act, the percentages described above were determined on a consolidated basis, including Applicant’s wholly owned subsidiaries.

Additionally, Applicant is not a special situation investment company and is not engaged, and is not proposing to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding.

Accordingly, based on the foregoing authority, we urge the Commission to conclude that Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to Applicant.  By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability.  Examples include a general prohibition on the granting of warrants, and requirements to obtain stockholder approval prior to issuing securities at less than the net asset value per share.  In addition, the limitations imposed by Section 18 of the Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company.  Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company.  Further, the prohibitions of Section 17 of the Act on transactions with affiliates, together with Section 23(a) of the Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business.

VII.	CONCLUSION

Applicant is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to Applicant, and, as of June 30, 2014, Applicant’s holdings of Investment Securities equaled approximately 22% of its total assets, on an unconsolidated basis, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act, and less than 20% of Applicant’s income was derived from its holdings of Investment Securities.  Further, Applicant is primarily engaged in the business of owning, operating, managing, acquiring, developing, and redeveloping professionally managed self storage facilities through its wholly owned subsidiaries.  Applicant fully intends to continue to manage its assets and income in a manner that causes Applicant to continue to be excluded from the definition of an investment company under the Act.  In addition, after entry of the order requested by this Application, Applicant will seek to list its common stock on NASDAQ and will be subject to the reporting and other requirements of the Exchange Act.  Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

AUTHORITY TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is 11 Hanover Square, 12th Floor, New York, NY 10005-3452, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to John F. Ramirez, Esq., General Counsel, Self Storage Group, Inc., 11 Hanover Square, 12th Floor, New York, NY 10005, 1-212-785-0900, extension 208.

It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

SELF STORAGE GROUP, INC.

By:           /s/ Mark C. Winmill
Mark C. Winmill
President

Dated:           September 19, 2014

INDEX TO EXHIBITS

Exhibit A                      Authorization - Board of Directors Resolution as Required by Rule 0-2(c)

Exhibit B                      Verification, as Required by Rule 0-2(d)

Exhibit A
AUTHORIZATION

Secretary’s Certificate of Board of Directors Resolution

I, John F. Ramirez, hereby state that I am the duly elected Secretary of Self Storage Group, Inc. (the “Company”), and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of the Company at a meeting held on September 11, 2013 and that said resolution has not been amended or modified and is in full force and effect:

RESOLVED,
that the officers of the Company, in consultation with counsel, be, and they hereby are, authorized to continue to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940, as amended, declaring that the Company has ceased to be an investment company and terminating its registration under the Investment Company Act of 1940, as amended, and any amendments thereto.

/s/ John F. Ramirez
John F. Ramirez
Secretary

September 19, 2014

Exhibit B
VERIFICATION

STATE OF NEW YORK

County of Dutchess, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Amendment No. 1 to the Application dated September 19, 2014 for and on behalf of Self Storage Group, Inc.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark C. Winmill
Mark C. Winmill
President

Subscribed and sworn to before me a notary public this September 19, 2014.

/s/ Sarah J. Witt
Notary Public

Sarah J. Witt
Notary Public, State of New York
Qualified in Dutchess County
Commission Expires 10/31/2015
No. 01WI6250628